METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of August 12, 2026, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2026, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34 - Interim Financial Reporting. Readers are encouraged to consult the Company's audited annual consolidated financial statements for the year ended December 31, 2025, and the corresponding notes to the financial statements, and the related annual MD&A.

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

Glossary of terms:

  Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.
  kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; dmt: dry metric tonnes; oz: ounces; koz: kilo ounces; Moz: million ounces; Mlbs: million pounds; ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.
  C$: Canadian Dollar; A$: Australian Dollar.

See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Management’s Discussion and Analysis	Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a royalty and streaming company that is focused on acquiring and originating gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GPR") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and streams. The Company's issued and outstanding common shares (the "Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 605 - 200 Burrard Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

Key Company highlights during the three months ended June 30, 2026, and subsequent period include:

  A record breaking quarter for the Company, recording revenue from royalty and stream interests of $5.2 million, net income of $1.2 million, basic and diluted earnings of $0.01 per share, and Adjusted EBITDA of $3.9 million (see Non-IFRS Financial Measures), all of which were quarterly records for the Company;
  Recognized revenue from royalty and stream interests, including fixed royalty payments, of $5.2 million for the three months ended June 30, 2026, a 94% increase compared to revenue of $2.7 million for the three months ended June 30, 2025; net income of $1.2 million for the three months ended June 30, 2026, compared to a net loss of $1.7 million for the three months ended June 30, 2025; and Adjusted EBITDA of $3.9 million for the three months ended June 30, 2026, a 159% increase compared to Adjusted EBITDA of $1.5 million for the three months ended June 30, 2025 (see Non-IFRS Financial Measures);
  Received or accrued payments on 1,173 attributable Gold Equivalent Ounces (“GEOs”) for the three months ended June 30, 2026 (three months ended June 30, 2025 – 840) at an average realized price of $4,504 per attributable GEO (three months ended June 30, 2025 - $3,289) (see Non-IFRS Financial Measures);

  On July 29, 2026, Agnico Eagle Mines Ltd. (“Agnico”) announced that trucking of ore from the Amalgamated Kirkland (“AK”) deposit to the LZ5 processing facility commenced in the second quarter of 2026. The LZ5 mill processed 71,000 tonnes of ore from the AK deposit and produced 7,800 ounces of gold during the quarter. Metalla received its inaugural cash flows from the Amalgamated Kirkland royalty in the period;

  On June 23, 2026, Mr. Sandeep Singh was elected to the Metalla Board of Directors as a non-executive Director. The Company also announced that Mr. Singh had purchased 150,000 Common Shares in the market, and the Company had awarded him an aggregate of 150,000 restricted share units ("RSUs") to match his investment. The RSUs will vest in three equal installments annually from the date of the grant;

  On July 22, 2026, Silver Storm Mining Ltd. ("Silver Storm") announced the first shipment of lead-silver and zinc concentrates from La Parrilla silver mine complex. Silver Storm reported that it had successfully produced an initial batch of concentrates using the La Parrilla sulphide processing circuit, then subsequently completed an initial shipment of 105 dmt of lead-silver concentrate and 70 dmt of zinc concentrate. The shipment was completed as part of Silver Storm's previously announced offtake prepayment agreement. Silver Storm plans to continue increasing sulphide circuit processing rates with a goal of ramping up toward the nameplate capacity of 1,250 tonnes per day. Metalla expects to receive initial cash flows from La Parrilla during the 2026 fiscal year;

  On June 1, 2026, IAMGOLD Corp. (“IAMGOLD”) announced an updated Mineral Resource Estimate (“MRE”) for the Côté gold mine. The updated MRE integrates the Côté and Gosselin zones, including the connecting saddle area, into a single geological and resource framework. Updated Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, totalled 12.7 million ounces of gold at Côté, and 7.4 million ounces of gold at Gosselin, and a total consolidated Measured and Indicated Resource, inclusive of Mineral Reserves, of 20.3 million ounces of gold. Updated Inferred Mineral Resources totalled 2.0 million ounces of gold at Côté, and 0.9 million ounces of gold at Gosselin, and a total Inferred Mineral Resource of 3.5 million ounces of gold. The updated MRE will inform the upcoming Côté Gold Technical Report and mine plan, which remains on track for release in the fourth quarter of 2026;

Management’s Discussion and Analysis	Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  On July 27, 2026, the Company filed a short form base shelf prospectus, and a corresponding registration statement on Form F-10 that replaced the expiring base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2024; and

  On June 23, 2026, the Company announced the release of its 2026 Asset Handbook outlining the Company's gold, silver, and copper production, development, and exploration assets, as well as Mineral Reserve and Mineral Resource data for the underlying properties. The Asset Handbook is available on the Company's website.

Key operating and financial metrics for the Company include:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Revenue from royalty interests(1)	$5,224	$2,695	$8,288	$4,416
Net income (loss)	$1,223	$(1,736)	$1,334	$(2,467)
Earnings (loss) per share - basic and diluted	$0.01	$(0.02)	$0.01	$(0.03)
Adjusted EBITDA(2)	$3,850	$1,485	$5,713	$2,351
Total attributable GEOs(2)	1,173	840	1,833	1,468
Average realized price per attributable GEO(2)	$4,504	$3,289	$4,636	$3,104

(1) Includes fixed royalty payments.

(2) For the methodology used to calculate these measures see Non-IFRS Financial Measures.

OUTLOOK

In 2026, the Company continues to expect to receive or accrue payments on 3,500 to 4,500 attributable GEOs(1)(2). The lower end of the range reflects current operating assumptions and known constraints, while the upper end incorporates the potential impact of improved grades, continued ramp-up of key assets, and contributions from new sources of cash flow. Primary sources of cash flows from royalties and streams for 2026 are expected to include Tocantinzinho, Wharf, Aranzazu, Endeavor, La Encantada, La Guitarra, Amalgamated Kirkland where the Company received initial cash flows in 2026, and based on operator disclosures the Company expects to receive initial cash flows from La Parrilla in the second half of 2026.

Attributable GEOs are expected to be weighted toward the second half of 2026, reflecting the timing of higher-grade production and the continued ramp-up of key assets.

Achievement of guidance will be influenced by the following:

  Tocantinzinho deliveries are expected to be more heavily weighted to the second half of the year, as higher grade ore is scheduled under the mine plan;
  Deliveries from Endeavor are expected to increase progressively over the course of the year as operations continue to ramp up; and
  Relative price performance of gold versus other commodities and the resulting impact on GEO calculation.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) The pricing used to calculate the attributable GEOs includes Gold $4,500/oz, Silver $75/oz, and Copper $5/lb.

Management’s Discussion and Analysis	Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 98 royalties, streams, and other interests. Seven of the royalties and streams are in the production stage, thirty-nine are in the development stage, and the remainder are in the exploration stage.

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Attributable GEOs(1) during the period from:	2026	2025	2026	2025
Tocantinzinho	280	309	533	575
Wharf	344	279	459	405
Aranzazu	157	175	290	339
Endeavor	314	-	371	-
La Guitarra	34	30	75	59
La Encantada	24	26	54	43
Amalgamated Kirkland	6	-	6	-
NLGM(2)	14	21	45	47
Total attributable GEOs(1)	1,173	840	1,833	1,468

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of the New Luika Gold Mine ("NLGM") held by Silverback Ltd. The Company received its last contractually obligated revenue from NLGM in the second quarter of 2026 and the stream has expired as at the date of this MD&A.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au, Ag	0.45% NSR
Aranzazu	Aura Minerals Inc.	Zacatecas, Mexico	Cu, Au,Ag, Mo	1.0% NSR
Endeavor	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(1)
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(2)
Tocantinzinho	G Mining	Pará, Brazil	Au	0.75% GVR
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR

(1) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

(2) Subject to partial buy-back and/or exemption.

Below are updates during the three months ended June 30, 2026, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On July 9, 2026, G Mining Ventures Corp. ("G Mining") announced preliminary gold production of 36,845 oz at Tocantinzinho, an increase of 16% compared to the first quarter, and gold sales of 37,439 oz during the second quarter of 2026. G Mining reported that Tocantinzinho achieved record quarterly mining of 6.3 Mt in Q2 2026, and the planned commissioning of additional haul trucks and a front-end loader is expected to further support increased mining rates. G Mining also stated that it remains on track to achieve its 2026 production guidance of 160-190 koz of gold with production expected to be weighted towards the second half of the year as higher-grade phase 2 mineralization becomes available in accordance with the mine plan.

Management’s Discussion and Analysis	Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla accrued 280 GEOs from Tocantinzinho for the second quarter of 2026.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On August 5, 2026, Coeur Mining, Inc. ("Coeur") reported second quarter gold production of 18.1 koz at Wharf, an increase of 85% quarter over quarter. Coeur stated that higher production during the quarter was driven by increased ore tonnes placed, reflecting the successful return to normal crushing rates following the November 2025 crusher fire, bolstered by contract crushing exceeding planned throughput. Concurrent with the completion of the secondary and tertiary crusher upgrades, demobilization of the contract crushing is complete and normal site operations have resumed. Coeur also announced that exploration expenditures during the second quarter totalled $5 million and were focused on a mix of expansion and infill drilling at Juno, North Foley, Boston, and Summit Flat targets. In 2026, exploration programs at Juno and North Foley are expected to build on the 2025 expansion and infill drilling. Other targets, including Annie Creek and Summit Flat, are also expected to undergo expansion and infill drilling, while scout drilling is expected to continue development of the inferred resource pipeline. Coeur reiterated its previous guidance for 2026 of 72-90 koz gold production and $10-$12 million on exploration expenses.

Metalla accrued 344 GEOs from Wharf for the second quarter of 2026.

Metalla holds a 1.0% GVR royalty on the gold produced at Wharf mine.

Aranzazu

On July 10, 2026, Aura Minerals Inc. ("Aura") reported second quarter preliminary production from Aranzazu of 17,882 GEOs (as defined by Aura), marking a 14% increase over the first quarter of 2026, resulting mainly from metal prices and their impact on conversion to GEOs (as defined by Aura).

Metalla accrued 157 GEOs from Aranzazu for the second quarter of 2026.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On July 14, 2026, Polymetals Resources Ltd. ("Polymetals") reported silver production of 396,485 oz, zinc production of 3,268 tonnes, and lead production of 2,061 tonnes in the second quarter of 2026. Record production was achieved during the quarter increasing by 48% quarter-on-quarter with ore drawn from both the Main Lode and the Upper North Lode ("UNL"). Subsequent to quarter end, Polymetals commenced its first processing trial campaign of high-grade UNL ore. Polymetals stated that initial results have been positive and demonstrated a pathway to optimize value by leveraging both concentrate from milling and Direct Shipping Ore to markets to maximize revenue. Polymetals also reported revenue of A$45.8 million in the quarter, an increase of 65% quarter-on-quarter.

On June 24, 2026, Polymetals reported that the first 12 underground diamond holes of a 34-hole campaign confirmed broad zones of high-grade silver-lead-zinc mineralization remain intact in the upper Main Lode, adjacent to existing mine development. Polymetals stated that the drilling and assaying has strengthened the potential to add high-grade silver-lead-zinc mineralization to the mining inventory at Endeavor.

Metalla accrued 314 GEOs from Endeavor for the second quarter of 2026.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Management’s Discussion and Analysis	Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

La Guitarra

On July 14, 2026, Sierra Madre Gold and Silver Ltd. ("Sierra Madre") reported that it had received regulatory approval for drilling in the East District of the Guitarra Mine silver-gold complex. The drilling will test up to 30 different mapped vein systems and will be the first phase of a fully budgeted 30,000 metre drill program.

Metalla accrued 34 GEOs from La Guitarra for the second quarter of 2026.

Metalla holds a 2.0% NSR royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On July 8, 2026, First Majestic Silver Corp. ("First Majestic") reported production of 35 oz of gold from La Encantada in the second quarter of 2026. During the quarter, two surface drill rigs completed 4,357 m of drilling to concurrently test several new exploration targets and potential near-term mineralization expansion areas.

Metalla accrued 24 GEOs from La Encantada for the second quarter of 2026.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Amalgamated Kirkland ("AK")

On July 29, 2026, Agnico announced that trucking of ore from the AK deposit to the LZ5 processing facility commenced in the second quarter of 2026. The LZ5 mill processed 71,000 tonnes of ore from the AK deposit and produced 7,800 ounces of gold.

On April 30, 2026, Agnico announced that it had received a permit amendment allowing ore from the AK deposit to be processed at the LZ5 processing facility at LaRonde. Production from the AK deposit is forecast to be approximately 40,000 ounces of gold in 2026.

Metalla received initial inaugural flows from AK during the second quarter of 2026 and accrued 6 GEOs from AK for the second quarter of 2026.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland.

Management’s Discussion and Analysis	Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
15-Mile	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
15-Mile (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Akasaba West	Agnico Eagle Mines	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Capricorn Metals	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
Copper World Complex	Hudbay/Mitsubishi	USA	Cu-Mo-Ag-Au	0.315% NSR(3)
COSE	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD	Gogama, Ontario	Au	1.5% NSR
Del Toro	Sierra Madre	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Nion Nickel	Canada	Ni-Co	2.0% NSR(1)
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Gurupi	G Mining	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Hoyle Pond Extension	Discovery Silver	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin	Unico Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Emperor Metals	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Timmins Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GP royalty on first 5Moz gold, 3.75% GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative returns from the royalty.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

Management’s Discussion and Analysis	Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended June 30, 2026, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Côté-Gosselin

On June 1, 2026, IAMGOLD announced an updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant MRE for the Côté gold mine. The updated MRE integrates the Côté and Gosselin zones, including the connecting saddle area, into a single geological and resource framework. Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, totalled 12.7 million ounces of gold at Côté, and 7.4 million ounces of gold at Gosselin, and a total consolidated Measured and Indicated Resource, inclusive of Mineral Reserves, of 20.3 million ounces of gold. Inferred Mineral Resources totalled 2.0 million ounces of gold at Côté, and 0.9 million ounces of gold at Gosselin, and a total Inferred Mineral Resource of 3.5 million ounces of gold. The updated MRE will inform the upcoming Côté Gold Technical Report and mine plan, which remains on track for release in the fourth quarter of 2026. The updated technical report is expected to outline an updated life-of-mine plan incorporating the consolidated Côté and Gosselin pit, evaluate options for a plant expansion to leverage the larger consolidated resource base, and update Mineral Reserves accordingly. Further details on the design, scheduling, and economic parameters of the integrated operation will be disclosed at that time. IAMGOLD is also planning an additional 30,000 m diamond drilling program for 2026. The next phases of diamond drilling will aim to infill and test the ability to further expand the mineralized envelope for 2027.

Figure 1: Côté Gold Longitudinal Section of 2026 Resource Shell and Mineralization (Source: IAMGOLD press release dated June 1, 2026)

Figure 2: Côté Gold Inclined View of Mineral Resources within 2026 Resource Shell and Mineralization (Source: IAMGOLD press release dated June 1, 2026)

Management’s Discussion and Analysis	Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

On August 6, 2026, IAMGOLD announced that expansion capital expenditures are expected to total approximately $120 million in 2026, of which $85 million is budgeted for the Côté gold mine. IAMGOLD indicated the expansion capital at Côté is to de-risk the contemplated Côté expansion, early works include basic mill infrastructure and a significant pushback to expand the operating area of the pit. IAMGOLD also stated that ore tonnes mined at Côté were 3.1 million tonnes, or 3% lower than the prior year period, due to a slightly higher strip ratio of 2.8:1 as mining activities progressed in pushback areas.

IAMGOLD reported that the 2026 Gosselin zone exploration program includes approximately 10,000 metres of diamond drilling to test the north and north-east extensions of the Gosselin zone. Approximately 4,400 metres were drilled YTD with none completed in the second quarter and drilling will resume in the third quarter using the most recent drilling results obtained. IAMGOLD also stated that an infill drilling program of 20,000 metres is ongoing on the Côté zone. Approximately 6,200 metres of surface diamond drilling were completed in the second quarter 2026. The infill drilling program was planned to improve resource confidence within the northeastern extension of the Côté deposit and convert Inferred Resources into the Indicated Resources category.

Metalla holds a 1.5% NSR royalty that covers substantially all of the Gosselin Mineral Resource estimate and ~7% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit.

Taca Taca

On July 28, 2026, First Quantum Minerals Ltd. ("First Quantum") reported that it continues to work constructively with the provincial authorities, and the approval of the Environmental and Social Impact Assessment ("ESIA") is expected in 2026, following completion of the public consultation process. In April 2026, a hydrological feasibility certificate was issued, permitting sufficient water to support the first stage of the project. The certificate will be converted into a water concession upon ESIA approval. First Quantum is finalizing its Argentina Incentive Regime for Large Investments application with an intention to submit it after receiving ESIA approval and water use concessions. First Quantum also stated, in its second quarter of 2026 MD&A, that it is preparing a feasibility package for its 40 km access road to site. Additional technical studies and a trace review were also commissioned for the 345kV powerline.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Copper World

On July 29, 2026, Hudbay Minerals Inc. ("Hudbay") reported that the definitive feasibility study for Copper World was progressing well, with 95% of the engineering work completed, and a project sanctioning decision on track for late 2026. The study is expected to include scope for future mill expansion optionality.

On June 24, 2026, Hudbay reported the closing of a $52 million bond issuance.  The gross proceeds are intended to be used to finance, reimburse and refinance, as applicable, certain eligible expenditures at Copper World.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Fosterville

On July 29, 2026, Agnico reported that Fosterville produced 42 koz of gold in the second quarter of 2026. Deep exploration drilling at Lower Phoenix continued to extend high-grade mineralization beyond current mineral reserves. Notably, drilling in the Swan zone intersected 5.1 g/t gold over 21.4 m at 1,845 m depth, approximately 55 m south of current mineral reserves. Additional drilling in the Cardinal zone returned 9.6 g/t gold over 10.2 m and 16.8 g/t gold over 4.5 m.

Management’s Discussion and Analysis	Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas within the land package. The Phoenix/Swan mineralization is on strike with Metalla’s royalty ground to the south, making continued extension of the Swan zone south of current mineral reserves particularly relevant to Metalla.

La Parrilla

On August 6, 2026, Silver Storm released infill diamond-drill results from the Rosarios Zone at its 100%-owned La Parrilla silver mine complex, where the top three intercepts were hole IDP-RO-26-007 at 200 g/t AgEq over 15.35 m, hole IDP-RO-26-004 at 215 g/t AgEq over 11.90 m, and hole IDP-RO-26-005 at 297 g/t AgEq over 7.30 m (plus additional hits including 481 g/t AgEq over 1.65 m and 239 g/t AgEq over 5.90 m). Silver Storm stated that the near-surface, infrastructure-proximal results highlight potential to extend the Indicated Resources roughly 100 m toward surface over a 125 m strike length, with 115 holes (~13,000 m) now complete.

On July 22, 2026, Silver Storm announced the first shipment of lead-silver and zinc concentrates from La Parrilla silver mine complex. Silver Storm reported that it had successfully produced an initial batch of concentrates using the La Parrilla sulphide processing circuit, then subsequently completed an initial shipment of 105 dmt of lead-silver concentrate and 70 dmt of zinc concentrate. The shipment was completed as part of Silver Storm’s previously announced offtake prepayment agreement. Silver Storm plans to continue increasing sulphide circuit processing rates with a goal of ramping up toward the nameplate capacity of 1,250 tonnes per day.

On July 14, 2026, Silver Storm announced the commencement of hot commissioning of the sulphide processing circuit at the La Parrilla silver mine complex. The feed for the sulphide circuit will continue to be sourced from the stockpile until underground development in the Quebradillas and Rosarios areas of the mine starts to provide access to run-of-mine mineralized sulphide material. On June 11, 2026, Silver Storm announced the first silver-gold doré pour at the La Parrilla silver mine complex. The first pour was completed as part of the commissioning process of the oxide processing circuit at La Parrilla and is expected to be able to pour silver-gold doré on an ongoing basis.

Metalla expects to receive inaugural cash flows from La Parrilla during the 2026 fiscal year and holds a 2.0% NSR royalty on La Parrilla.

Wasamac

On July 29, 2026, Agnico reported it is advancing internal evaluations on the development of the Wasamac underground project to provide feed for the mill at Canadian Malartic. Agnico envisions an underground satellite operation at Wasamac with a planned mining rate of approximately 3,200 tpd. Ore is expected to be transported to the Canadian Malartic mill for processing, with average annual gold production expected to be approximately 90,000 ounces with the potential for initial production as early as 2033. In the second quarter of 2026, Agnico continued to advance optimization and trade-off studies alongside permitting activities and engagement with stakeholders. Agnico also stated that the rock mass movement that occurred at the Barnat open pit at Canadian Malartic on July 1, 2026, will not affect the Canadian Malartic satellite plan.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Castle Mountain

On August 5, 2026, Equinox Gold Corp. (“Equinox”) reported in its second quarter MD&A that it is focused on advancing the engineering work for the Castle Mountain Expansion, and subject to a positive federal permitting decision, the receipt of county and state permits, and the approval of the Equinox board of directors, an investment decision is expected during 2027. Equinox also confirmed that the draft Environmental Impact Statement (EIS), issued by the Bureau of Land Management, and the draft Environmental Impact Report (EIR), issued by the state lead agency under the California Environmental Quality Act, were both published on April 17, 2026, and that publication of the draft EIR also initiates the review process for certain additional state and local permits.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

Management’s Discussion and Analysis	Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Joaquin

On June 22, 2026, Unico Silver Ltd. ("Unico") reported assay results from 46 drill holes totalling 6,631 meters at Joaquin. Unico stated that drilling continues to deliver strong gold-silver intercepts across the La Morocha SE, Breccia Puntudo, and La Negra SE prospects, extending mineralization beyond the mineral resource reported on March 17, 2026. Unico also stated that infill drilling at Breccia Puntudo confirms high-grade gold mineralization supporting conversion of inferred to indicated mineral resources, and extension drilling at La Negra SE continues to return wide zones of oxide gold-silver mineralization along strike and below the March 2026 mineral resource.

Unico also reported that exploration drilling was completed and activity is now focused on prefeasibility study work streams including geotechnical drilling, Phase 2 baseline environmental studies, and water-exploration drilling for hydrological studies, with a maiden Prefeasibility Study scheduled for Q3 2026.

Metalla holds a 2.0% NSR royalty on Joaquin.

Del Toro

On June 22, 2026, Sierra Madre Gold and Silver Ltd. ("Sierra Madre") announced the closing of the acquisition of Del Toro from First Majestic Del Toro, S.A. de C.V., a wholly-owned subsidiary of First Majestic. Concurrent with the closing of the acquisition, Sierra Madre announced the closing of a brokered private placement financing for aggregate gross proceeds of C$57.5 million.

Metalla holds a 2.0% NSR royalty on Del Toro.

15-Mile

On June 19, 2026, St Barbara Limited (“St Barbara”) announced that permitting had commenced for the 15-Mile Processing Hub. The Initial Project Description (“IPD”) was formally submitted to the Impacts Assessment Agency of Canada (“IAAC”) on June 2, 2026, and has been confirmed to have passed the conformity review stage. IAAC has reviewed and is expected to share the IPD with the public and First Nation communities, and to decide whether Provincial Environmental Assessment Registration Document (“EARD”) will be sufficient or whether an Impact Assessment is necessary. In parallel, St Barbara continues to advance studies to align with a planned submission of the EARD in Q3 of the 2027 financial year and other associated permits. The IPD is consistent with the description mapped out in St Barbara’s announcement of January 21, 2026, which outlined the results of the Pre-Feasibility Study for the 15-Mile Processing Hub Project, with an operational mine life of more than 11 years (based solely on Proven and Probable Ore Reserves) and a processing rate of three million tonnes per annum producing an average of just over 100,000 ounces of gold per annum.

St. Barbara also stated that the 15-Mile mine site has been re-designed to be the sole processing hub for ore from the three locations, compared to the previous proposal of three separate processing plants operating simultaneously. The project consists of the 15-Mile mine, processing facility, and associated infrastructure including a tailings management facility; the old Austen Mine (previously referred to as Beaver Dam); and the old Mitchell Mine (previously referred to as Cochrane Hill). The location of 15-Mile also gives easy access to high voltage power infrastructure, highway access, and is centrally located within St Barbara’s future exploration target pipeline.

Metalla holds a 1.0% NSR royalty on the 15-Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Garrison

On April 27, May 21, June 18, and August 4, 2026, STLLR Gold Inc. (“STLLR”) announced additional assay results from its 2026 drilling program at the Jonpol deposit, situated in the Garrison property at the eastern end of the Tower Gold project. STLLR announced that it has completed 8,536 m of drilling at Jonpol for its first-half 2026 drill program. This year’s programs are designed to deliver on two primary objectives: first, strike extension with the majority of 2026 program targeting the western extension of Jonpol’s open-pit mineralization, with plans to expand the strike from 400 m as currently defined in the Tower Gold project Preliminary Economic Assessment to approximately 1,200 m; and second, infill drilling to confirm the block model and support the potential expansion of the higher-grade mineralization to incorporate into a future MRE. STLLR stated that the additional assays continued to intersect near-surface, high-grade mineralization in targeted areas along the western strike extension. Notably, these results yielded grades exceeding the current average open-pit grades at Jonpol in the Tower MRE, suggesting the potential to expand the mineral resources. These results continue to confirm the current geological model, supporting the potential expansion of higher-grade mineralization.

Management’s Discussion and Analysis	Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 2.0% NSR royalty on Garrison.

Plomosas

On July 10, 2026, GR Silver Mining Ltd. ("GR Silver") reported positive drill results from the resource expansion drilling program at the San Marcial area in the Plomosas project. Diamond drilling on the SE Extension target confirmed the extension of high-grade silver mineralization for at least an additional 150 m to the southeast of the 2023 NI 43-101 MRE boundary. GR Silver stated that these results increase confidence in the exploration potential of the southeastern extension of the San Marcial system, which will continue to be tested as part of the ongoing 20,000-metre step-out drilling program.

On May 19, 2026, GR Silver reported its best ever drill results at San Marcial of 45.1 m true width at 1,623 g/t Ag including 18.85 m at 3,846 g/t Ag, and including 8.25 m at 8,579 g/t Ag.

Metalla holds a 2.0% NSR royalty on Plomosas, subject to a buyback of 1.0% for $1.0 million.

Gurupi

On May 13, 2026, G Mining reported that they plan to invest between $19 and $23 million in exploration at Gurupi this year, with the goal of delivering an updated MRE and a Preliminary Economic Assessment in the second half of 2026. G Mining also stated that alongside the exploration program, environmental and social baseline studies are advancing in support of an Environmental and Social Impact Assessment submission targeted for Q4 2026.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

San Martin

On July 6, 2026, First Majestic entered into a definitive agreement to sell its 100%-owned San Martin silver-gold mine and associated Jalisco concessions (Mexico) to Flextronics Supply and Service, a private Mexican company, for total proceeds of US$90 million (US$2.5 million on closing and US$87.5 million in staged payments through 2032). The transaction is expected to close in the fourth quarter of 2026, subject to Mexican antitrust approval, and would introduce a new operator/counterparty on the San Martin royalty (the property has been under care and maintenance since 2019).

Metalla holds a 2.0% NSR royalty on San Martin.

Big Springs (and Golden Dome)

On July 2, 2026, Capricorn Metals Ltd. (“Capricorn”) announced that it had entered into a binding agreement to sell the Big Springs gold project to Sentinel Metals Ltd. (“Sentinel”), combining it with Sentinel’s Montana Columbia project to form an approximately 2.0 Moz North American gold platform, for total consideration of up to approximately A$26 million, conditional on Sentinel raising at least A$15 million. The Big Springs gold project includes areas partially covered by Metalla’s NSR royalties on Big Springs and Golden Dome. On July 6, 2026, Sentinel announced funding as an A$15.0 million placement at A$0.58 per share (with Capricorn subscribing for approximately A$3.0 million). Sentinel guided that shareholder approval for the transaction is expected to be obtained at a late-August 2026 shareholder meeting, and the transaction is expected to close in early-September 2026. Upon closing of the transaction, the operator/counterparty on Metalla’s royalty will transition from Capricorn (a producer) to Sentinel (a junior developer).

Metalla holds a 2.0% NSR royalty on Big Springs and a 2.0% NSR royalty on Golden Dome (each subject to annual advance royalty payments).

Management’s Discussion and Analysis	Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a royalty interest in a portfolio of properties that are in the exploration stage, including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Evolve Royalties	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Silver	Guerrero, Mexico	Au, Ag	2.0% NSR
Black Ridge (Carlin East)	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris/Copper Standard	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Loyalist Exploration	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	South Kirkland Gold	Canada	Au	1.0% NSR(2)
Fenn-Gib South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Capricorn Metals	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Lake Discov.	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Orla Mining	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Janice Lake	Geiger Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Infield Minerals	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Copper Standard	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Kirkland Lake Discov.	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Red Hill	Longview Gold	Nevada, USA	Au	1.5% GOR
Ronda	PTX Metals	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Resources	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Discovery Mining	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp.	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management’s Discussion and Analysis	Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended June 30, 2026, and subsequent period for certain exploration stage assets, based on information publicly filed by the applicable project owner:

TVZ Zone

On June 1, 2026, Discovery Mining Ltd. (“Discovery”) (formerly Discovery Silver Corp.) announced the completion of the acquisition of the Kidd Operations. Discovery stated that a study is advancing for construction of a new conventional gold processing circuit at the Kidd Met Site, where future production from TVZ is expected to be processed.

On April 23, 2026, Discovery announced drilling at the TVZ project included 17 holes for 5,803 m. Results from the program were positive and included multiple significant assays from the TVZ1 and TVZ2 zones, which mark the north and south limits of the zone. The current work program is designed to infill and expand the TVZ Zone, with drilling ongoing from historic drill platforms, in preparation for an initial NI 43-101 mineral resource in late 2026.

Metalla holds a 2.0% NSR royalty on the TVZ Zone.

Tower Mountain

On July 16, 2026, Thunder Gold Corp. ("Thunder Gold") announced exploration diamond drill results from the UV target, at the Tower Mountain property. Six holes totaling 2,937 m targeted the down-dip projection of the main mineralized trend observed in historical diamond drill holes completed from 2002 to 2005. Three holes targeted the projected trend 100 to 150 m below the current bottom of the optimized pit constraining the 2026 MRE. The remaining holes targeted gaps in the MRE where there was insufficient drill data to estimate gold grades. Drilling has confirmed that the main mineralized trend at UV continues at depth and remains open, with grades and widths consistent with historical drilling and the 2026 MRE. Importantly, multiple new zones of mineralization above the 2026 MRE cut-off grade of 0.19 g/t Au were intersected in areas previously modeled as waste, providing potential to reduce the current 1.8:1 waste-to-ore strip ratio defined within the optimized pit.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Mirado Mine

On June 23, 2026, Kirkland Lake Discoveries Corp. ("KLDC") announced assay results from its ongoing 2026 diamond drilling program at the past-producing Mirado property. KLDC reported that the broader South Zone mineralization intersected in earlier drilling is interpreted as a major dilation-hosted mineralized area. These holes returned wider zones of mineralization and helped define the main South Zone mineralized body. Drill hole KLM26-011 extended this broader shallow South Zone mineralized area approximately 100 m west of KLM26-004. In the North Zone, KLDC stated that KLM26-008 was drilled approximately 75 m east of KLM26-006 and continues to support KLDC's interpretation of stacked, steeply dipping mineralized structures. When integrated with the South Zone, the expansion in KLM26-011, and the southern high-grade intercepts in KLM26-010, the results support a larger exploration model in which multiple mineralized zones may be connected by a common structural and hydrothermal framework.

On May 25, 2026, KLDC announced assay results from its ongoing 2026 diamond drilling program at the Mirado property. KLDC stated that assay results from drill holes KLM26-005 and KLM26-006, and visuals from KLM26-010 continue to strengthen KLDC’s evolving geological model at Mirado and highlight the growing scale of both the South and North Zone systems. KLDC also stated that winter drilling at KL West and KL South came in under budgeted, as a result KLDC has added an additional 5,000 m of drilling at KL South, bringing the total program up to 30,000 m.

Metalla holds a 1.0% NSR royalty on the Mirado Mine.

Edwards Mine

On June 22, 2026, Alamos Gold Inc. ("Alamos") reported new results from underground and surface exploration drilling at the Island Gold mine, where exploration drilling has defined high-grade mineralization across multiple areas which are being targeted as sources of additional high-grade mill feed with the expanded Magino mill. Alamos stated that the regional exploration program continues to intersect high-grade gold mineralization at the past-producing Edwards mine located seven kilometers from the Magino Mill. Alamos reported that a total drill program of $43 million has been budgeted for the Island Gold district, part of which will be drilling to be completed at the historic Edwards mine with the objective of extending mineralization beyond historically mined areas.

Management’s Discussion and Analysis	Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 1.25% NSR royalty on the Edwards Mine.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters to June 30, 2026:

	Three months ended
	June 30,	March 31,	December 31,	September 30,
	2026	2026	2025	2025
Revenue from royalty and stream interests	$5,224	$3,064	$3,323	$4,000
Net income (loss)	1,223	111	(2,403)	629
Earnings (loss) per share - basic and diluted	0.01	0.001	(0.03)	0.01
Weighted average shares outstanding – basic	93,450,558	93,212,062	92,631,004	92,543,216
Weighted average shares outstanding – diluted	95,874,789	95,671,170	92,631,004	94,680,847

	Three months ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024
Revenue from royalty and stream interests	$2,695	$1,721	$2,130	$1,622
Net income (loss)	(1,736)	(731)	(1,084)	(1,169)
Earnings (loss) per share - basic and diluted	(0.02)	(0.01)	(0.01)	(0.01)
Weighted average shares outstanding – basic	92,521,443	92,341,558	91,850,425	91,641,647
Weighted average shares outstanding – diluted	92,521,443	92,341,558	91,850,425	91,641,647

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines operated by royalty and streaming partners, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended June 30, 2026, net income increased compared to the prior period primarily due to higher revenue from Endeavor as it continued to ramp up operations and Wharf which worked towards returning to normal operations following the crusher fire in 2025.
  For the three months ended March 31, 2026, net income increased compared to the prior period primarily due to lower general and administrative expenses which are typically the highest in the fourth quarter of the fiscal year.
  For the three months ended December 31, 2025, revenue decreased compared to the prior period primarily as a result of lower revenue from Endeavor, due to a safety incident and a temporary suspension of operations. Net loss increased compared to the prior period due to a decrease in revenue and higher general and administrative expenses, which are typically higher for the fourth quarter of the fiscal year.
  For the three months ended September 30, 2025, revenue increased compared to the prior period primarily due to the commencement of payments from Endeavor. Net income increased compared to the prior period primarily due to the increase in revenue and not incurring the one-time charges in the prior period related to the retirement of the convertible loan facility.
  For the three months ended June 30, 2025, revenue increased compared to the prior period primarily due to increases from Tocantinzinho, Wharf, and Aranzazu. Net loss increased primarily due to the loss on extinguishment of the convertible loan facility of $0.7 million and $0.5 million in foreign exchange losses upon extinguishment of the C$ denominated convertible loan facility, offset partially by the increase in revenue.
Management’s Discussion and Analysis	Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  For the three months ended March 31, 2025, revenue decreased compared to the prior period primarily due to lower amounts from Wharf and Tocantinzinho. Net loss decreased due to lower general and administrative expenses, and lower share-based payments compared to the prior period, offset partially by lower revenues and foreign exchange gains compared to the prior period.
  For the three months ended December 31, 2024, revenue increased compared to the prior period primarily due to the increase in revenue from Tocantinzinho as it ramped up to full production in the period.
  For the three months ended September 30, 2024, revenue increased, and net loss decreased compared to the prior period primarily due to the start of payments from both Tocantinzinho and La Guitarra.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2026

The Company earned net income of $1.2 million for the three months ended June 30, 2026 ("Q2 2026"), compared with a net loss of $1.7 million for the three months ended June 30, 2025 ("Q2 2025").

Significant items impacting the change in net income included the following:

  an increase in revenue from $2.7 million in Q2 2025 to $5.2 million in Q2 2026, primarily due to increases in revenue earned in the current period primarily from Wharf and Endeavor;
  an increase in general and administrative expenses from $1.1 million in Q2 2025 to $1.4 million in Q2 2026, primarily due to higher corporate administration costs and professional fees;
  a decrease in loss on extinguishment of convertible loan facility from $0.7 million in Q2 2025 to $Nil in Q2 2026; and
  an increase in tax expense from $0.1 million in Q2 2025 to $0.7 million in Q2 2026, primarily related to higher revenues earned in the current period.

Six Months Ended June 30, 2026

The Company earned net income of $1.3 million for the six months ended June 30, 2026 ("Q2 2026 YTD"), compared with a net loss of $2.5 million for the six months ended June 30, 2025 ("Q2 2025 YTD").

Significant items impacting the change in net income included the following:

  an increase in revenue from $4.4 million in Q2 2025 YTD to $8.3 million in Q2 2026 YTD, primarily due to increases in revenue earned in the current period from Tocantinzinho, Aranzazu, Wharf, and Endeavor;
  an increase in general and administrative expenses from $2.0 million in Q2 2025 YTD to $3.0 million in Q2 2026 YTD, primarily due to higher corporate administration costs and professional fees;
  a decrease in loss on extinguishment of convertible loan facility from $0.7 million in Q2 2025 YTD to $Nil in Q2 2026 YTD; and
  an increase in tax expense from $0.2 million in Q2 2025 YTD to $0.9 million in Q2 2026 YTD, primarily related to higher revenues earned in the current period.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern.

The Company's cash balance as at June 30, 2026, was $10.7 million (December 31, 2025 - $9.8 million) and its working capital was $12.9 million (December 31, 2025 - $9.0 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for at least the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Tocantinzinho, Aranzazu, Wharf, Endeavor, La Encantada, La Guitarra, and Amalgamated Kirkland royalties, and drawdowns under the revolving credit facility. The Company may also raise funds by entering into new debt agreements, selling non-core assets, or issuance of shares through public and/or private placements.

Management’s Discussion and Analysis	Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

During the six months ended June 30, 2026, cash increased by $0.9 million. The increase was due to cash provided by operating activities of $2.3 million, cash used in investing activities of $1.5 million, and cash provided by financing activities of $0.1 million. Exchange rate changes had an impact on cash of $0.1 million.

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with BMO and NBF for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability (the "Accordion"), subject to certain conditions, to increase the facility to $75.0 million. BMO is the administrative agent of the Facility, and BMO and NBF are co-lead arrangers and joint bookrunners. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF will be available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio. The undrawn portion of the RCF is subject to a standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in compliance with all financial covenants as at the last day of the quarter ended June 30, 2026. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

As at June 30, 2026, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $0.8 million.

Cash Flows from Operating Activities

During the six months ended June 30, 2026, cash provided by operating activities was $2.3 million and was primarily the result of net income of $1.3 million, increased by $4.2 million for items not affecting cash, and partially offset by income taxes paid of $0.5 million and a $2.7 million decrease in non-cash working capital items. During the six months ended June 30, 2025, cash provided by operating activities was $1.3 million and was primarily the result of a net loss of $2.5 million, offset by $4.9 million for items not affecting cash, and a $1.1 million decrease in non-cash working capital items.

Cash Flows from Investing Activities

During the six months ended June 30, 2026, cash used by the Company's investing activities was $1.5 million and was primarily related to payments in the period to settle acquisition payables partially offset from payments of dividends from Silverback. During the six months ended June 30, 2025, cash provided by the Company's investing activities was $0.1 million and was primarily related to payments of dividends from Silverback.

Cash Flows from Financing Activities

During the six months ended June 30, 2026, cash provided by the Company's financing activities was $0.1 million, and was primarily related to proceeds from the exercise of stock options of $0.6 million partially offset by interest payments of $0.4 million and finance charges of $0.1 million. During the six months ended June 30, 2025, cash used in the Company's financing activities was $1.3 million, and was primarily related to draw downs from the RCF of $13.1 million offset by repayment of the retired convertible debt facility of $11.9 million, and payment of interest of $1.3 million and finance charges of $1.2 million.

Management’s Discussion and Analysis	Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  93,495,874 Common Shares issued and outstanding;
  2,595,257 stock options outstanding with a weighted average exercise price of C$5.82; and
  1,367,360 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Requirement for Additional Financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the RCF. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings, and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis	Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, Jason Cho, the President, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, Chris Beer, and Sandeep Singh in their capacity as directors of the Company).

The aggregate value of transactions relating to key management were as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Salaries and fees	$363	$338	$718	$661
Share-based payments	903	686	1,615	1,133
Total related party expenses	$1,266	$1,024	$2,333	$1,794

As at June 30, 2026, the Company had $Nil due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at June 30, 2026, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management’s Discussion and Analysis	Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMMITMENTS

Contractual Commitments

As at June 30, 2026, the Company had the following contractual commitments, including interest:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,908	$-	$-	$1,908
Loans payable(1)	789	14,265	-	15,054
Payments related to acquisition of royalties(2)(3)	1,778	-	-	1,778
Lease liabilities	70	144	536	750
Total commitments	$4,545	$14,409	$536	$19,490

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at June 30, 2026.

(2) Payment required for the acquisition of the royalty on the Lama project of $1.25 million in cash in January 2027.

(3) Payment of $0.5 million (C$0.75 million) in cash required for a milestone payment under the Hoyle Pond Extension property.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of June 30, 2026.

As at June 30, 2026, the Company had the following contingent commitments:

  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the Gurupi project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the Gurupi project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile; and
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assignee makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assignee enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assignee sells the Vizcachitas project or  Los Andes Copper to an arm's length third party.
Management’s Discussion and Analysis	Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	June 30,	December 31,
	2026	2025
Financial assets
Amortized cost:
Cash and cash equivalents	$10,674	$9,794
Royalty and stream receivables	4,867	4,312
Other receivables	127	67
Fair value through profit or loss:
Marketable securities	396	260
Total financial assets	$16,064	$14,433

Financial liabilities
Amortized cost:
Trade and other payables	$1,908	$3,966
Revolving credit facility	12,345	12,176
Acquisition payables	1,778	2,446
Total financial liabilities	$16,031	$18,588

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and cash equivalents, accounts receivable (royalty and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities, included in prepaid expenses and other on the Company's statement of financial position, are carried at fair value and are classified within Level 1 of the fair value hierarchy. There were no transfers between the levels of the fair value hierarchy during the six months ended June 30, 2026, and the year ended December 31, 2025.

Management’s Discussion and Analysis	Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The RCF, and acquisition payables are carried at amortized cost. The RCF is classified within Level 2 because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread adjustment. As at June 30, 2026, the fair value of the RCF was $11.6 million (December 31, 2025 - $11.4 million). In prior periods, the Company had derivative loan liabilities embedded in the A&R Loan Facility that were carried at fair value and were classified within Level 3 of the fair value hierarchy, with the retirement of the A&R Loan Facility on June 24, 2025, the Company no longer has any derivative loan liabilities.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5 of the Company's condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2026. All current liabilities are settled within one year.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at June 30, 2026, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, and Mexican peso would result in an increase/decrease in the Company's pre-tax loss of less than $0.1 million.

Interest Rate Risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The only financial instrument that is subject to interest rate risk is the RCF, which bears a variable interest rate when drawn. The undrawn portion of the RCF is subject to standby charges. There is no significant impact on the Company's pre-tax loss with a 1% increase or decrease in the interest rate charged on the RCF as at June 30, 2026.

Commodity Price Risk

The Company's royalties, streams, and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, copper, and silver are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Management’s Discussion and Analysis	Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) Adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average Cash Cost Per Attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Cost of sales for NLGM(1)	$6	$7	$21	$14
Total cash cost of sales	6	7	21	14
Total attributable GEOs	1,173	840	1,833	1,468
Average cash cost per attributable GEO	$5	$8	$11	$10

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback. The Company received its last contractually obligated revenue from NLGM in the second quarter of 2026 and the stream has expired as at the date of this MD&A.

Average Realized Price and Operating Cash Margin Per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis	Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's average realized price and operating cash margin per attributable GEO were:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Royalty revenue (excluding fixed royalty payments)	$5,222	$2,694	$8,286	$4,413
Revenue from NLGM(1)	61	69	212	143
Sales from stream and royalty interests	5,283	2,763	8,498	4,556
Total attributable GEOs sold	1,173	840	1,833	1,468
Average realized price per attributable GEO	$4,504	$3,289	$4,636	$3,104

Operating cash margin per attributable GEO(2)	$4,499	$3,281	$4,625	$3,094

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback. The Company received its last contractually obligated revenue from NLGM in the second quarter of 2026 and the stream has expired as at the date of this MD&A.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, depreciation, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's Adjusted EBITDA was:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Net income (loss)	$1,223	$(1,736)	$1,334	$(2,467)
Adjusted for:
Interest expense	301	454	650	902
Finance charges	70	81	107	161
Income tax provision	720	133	906	158
Loss on extinguishment of convertible loan facility	-	738	-	738
Depletion and depreciation	484	558	848	1,055
Foreign exchange loss	42	412	78	413
Share-based payments (1)	1,010	845	1,790	1,391
Adjusted EBITDA	$3,850	$1,485	$5,713	$2,351

(1) Includes stock options and restricted share units.

Management’s Discussion and Analysis	Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2025.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR") and Disclosure Controls and Procedures ("DCP"), as those terms are defined in NI 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the Company.

The Company's ICFR and DCP may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

There have been no changes in the Company's ICFR during the three months ended June 30, 2026, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Under the supervision and with the participation of management, including the CEO and CFO, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 25, 2026, which is available on SEDAR+ at www.sedar.com and in the Company's Form 40-F filed with the SEC and available on EDGAR at www.sec.gov/edgar.

Management’s Discussion and Analysis	Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in NI 43-101.

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
Management’s Discussion and Analysis	Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the RCF;
  the effective interest rate of drawdowns under the RCF and the life expectancy thereof;
  the amounts that Metalla has to pay under the RCF;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the Company undertaking any offering of securities under its base shelf prospectus and corresponding registration statement;
  the vesting of the RSUs awarded to Mr. Singh;
  the planned commissioning of additional haul trucks and a front-end loader for Tocantinzinho and the expected increased mining rates;
  the expected 2026 production guidance at Tocantinzinho and the weight towards the second half of the year;
  that higher-grade phase 2 mineralization will become available at Tocantinzinho;
  the expected 2026 production guidance at Wharf;
  the planned exploration activities at Wharf in 2026;
  the planned exploration budget at Wharf for 2026;
  the potential to add high-grade mineralization to the mining inventory at Endeavor;
  the drilling program at La Guitarra;
  the expected 2026 production guidance at AK;
  the completion of an updated NI 43-101 Technical Report for Côté gold mine reflecting the updated MRE integrating the Gosselin and Côté zones, and the timing thereof;
  the outline of an updated life-of-mine plan incorporating the consolidated Côté and Gosselin pit;
  the expansion of the processing plant at Côté;
  the release of an updated Mineral Reserve estimate for Côté;
  the planned drilling program at Côté in 2026 and the potential ability to expand the mineralized envelope for 2027;
  the expansion capital expenditures in 2026 for Côté and Gosselin and their goals;
  the exploration program at Gosselin in 2026;
  that drilling will resume at Gosselin in the third quarter;
  the review of the ESIA for Taca Taca, and the expected timing for approval thereof;
  the conversion of the hydrological feasibility certificate for Taca Taca into a water concession and the timing thereof;
  the submission of an application for the RIGI regime for Taca Taca and the timing thereof;
  the feasibility package for the access road to Taca Taca;
  the completion of a definitive feasibility study for Copper World and the timing thereof;
  the scope for future mill expansion optionality at Copper World;
  the sanction decision for Copper World and the timing thereof;
  the use of proceeds from the Mitsubishi investment at Copper World;
  the potential to extend the Indicated Resources at La Parrilla;
  the various works at La Parrilla related to the restart of operations and the timing thereof;
  the continued increase of sulphide circuit processing rates with the goal to ramp up towards nameplate capacity of 1,250 tonnes per day at La Parrilla;
  the source of the feed for the sulphide circuit at La Parrilla;
  that the processing circulate at La Parrilla is expected to be able to pour silver-gold doré on an ongoing basis;
  the receipt of initial cash flows from La Parrilla and the timing thereof;
  the potential underground satellite operation and the planned mining rate at Wasamac;
  the expected milling of Wasamac ore at Canadian Malartic mill;
  the expected gold production at Wasamac and the timing thereof;
  the commencement of production at Wasamac and the timing thereof;
Management’s Discussion and Analysis	Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  that the rock mass movement that occurred at the Barnat open pit will not affect the Canadian Malartic satellite plan;
  the advancement of engineering work for the Castle Mountain expansion;
  the investments decision about Castle Mountain and the timing thereof;
  the receipt of required permits for Castle Mountain;
  the release of a pre-feasibility study for Joaquin and the timing thereof;
  the processing of the IPD for 15-Mile;
  the submission of an EARD for 15-Mile and the timing thereof;
  the mine life, processing rate and expected production at 15-Mile;
  the production plans suggested for 15-Mile;
  the 2026 drilling program at Garrison;
  the extension and expansion plans at Garrison;
  the exploration potential of the southeastern extension of the San Marcial system at Plomosas;
  the ongoing drilling program at Plomosas;
  the release of an updated Mineral Resource Estimate and Preliminary Economic Assessment for Gurupi and the timing thereof;
  the exploration budget for Gurupi in 2026 and its focus;
  the filing of an environmental and social impact assessment for Gurupi and the timing thereof;
  the closing of the acquisition of San Martin by Flextronics Supply and Service, and the timing thereof;
  the closing of the acquisition of Big Springs by Sentinel and the timing thereof;
  the construction of a new conventional gold processing circuit at the Kidd Met Site at the expectation that production from TVZ will be processed at the Kidd Met Site;
  the release of an initial mineral resource for TVZ Zone and the timing thereof;
  the potential to reduce the waste-to-ore strip ratio at Tower Mountain;
  the drill program at the Island Gold district including the Edwards mine, its budget and objective thereof;
  the amount and timing of the attributable GEOs expected by the Company in 2026, and the factors that will include the same;
  the expected cash flows from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada and La Guitarra royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
Management’s Discussion and Analysis	Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;
  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition among mineral royalty companies and other participants in the global mining industry;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to potential conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  that Metalla may be subject to litigation, claims, actions, regulatory or governmental investigations, audits and other proceedings in the ordinary course of business;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be insured against;
Management’s Discussion and Analysis	Page 30

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the RCF;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis	Page 31